Exhibit 99.1

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON CAPITAL STOCK

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on November 1st, 2012, deliberated about the proposals presented by management with regards to the payment of dividends, as Interest on Capital Stock, for the third quarter of the current fiscal year. The amounts will start to be paid on November 23rd, 2012 to stockholders of record on November 12th, 2012. The payments constitute an anticipation of the annual minimum dividend, as stated in the by-laws, as follows:

*The Interest will be paid after withholding income tax of 15%, pursuant to Paragraph 2, Article 9 of Law 9,249/95. Beneficiaries resident or domiciled in countries of favored taxation are subject to withholding income tax of 25%, pursuant to Article 8 of Law 9,779/99.

Shareholders exempt of Income Tax Withholding must confirm this status by mailing the corresponding documents to the address stated in the end of this notice, no later than November 16th, 2012.

The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by the aforementioned date.

Please note that shares acquired on November 13th, 2012, and thereafter, will be traded EX-DIVIDEND (INTEREST ON CAPITAL STOCK).

Additional information can be obtained at our Investor Relations Department, located at

Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - Brazil

Phone: +55 (51) 3323.2211 - Fax: +55 (51) 3323.2281

E-mail: acionistas@gerdau.com.br

Porto Alegre, November 1st, 2012.

Osvaldo Burgos Schirmer

Executive Vice President

Investor Relations Director